New accounting pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update
(ASU) 201104 Fair Value Measurements and Disclosures (Topic
820)Amendments to Achieve Common Fair
Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 201104 amends FASB Topic 820
Fair Value Measurement and seeks to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. ASU 201104 is eff ective for fi scal years and interim periods beginning after December 15, 2011. The application of ASU 201104 will not have a material impact on the funds fi nancial statements.
In December 2011, the FASB issued ASU No. 201111 Disclosures about Off setting Assets and Liabilities. The update creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other fi nancial instruments that are either off set in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are eff ective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods.
Putnam Management is currently evaluating the application of ASU 201111 and its impact, if any, on the funds fi nancial statements.